Advanced Series Trust
For the period ended June 30, 2008
File number 811-5186


SUB-ITEM 77C-1
Submission of Matters to a Vote of Security Holders

Meeting of Shareholders of AllianceBernstein Managed Index
500 Portfolio.

At this meeting the shareholders of the above-referenced
Portfolios approved the following resolutions:

To approve an increase in the investment management fee rate paid by the Portfolio to PI and AST Investment
Services, Inc. ("AST Investment" and with PI, the "Co-
Managers") in connection with the implementation of a new investment strategy for the Portfolio and a name change for the Portfolio to AST QMA US Equity Alpha Portfolio.

The voting was as follows:

Affirmative:	15,609,903.154
Against:	  7,056,225.640
Abstain:	  1,925,061.659
To approve a subadvisory agreement among PI, AST Investment and Quantitative Management Associates LLC ("QMA" or the
"Subadviser") for the Portfolio.

The voting was as follows:

Affirmative:	17,665,789.875
Against:	  4,767,113.262
Abstain:	  2,158,287.316

To approve a change in the Portfolio's borrowing policy
(Proposal No. 3).

Affirmative: 	16,984,995.160
Against:	  5,034,229.445
Abstain:	  2,571,965.848